                                  SCHEDULE 13D


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                              Longhorn Steaks, Inc.
                              ---------------------
                                (Name of Issuer)


                      Common Stock, No Par Value Per Share
                      ------------------------------------
                         (Title of Class of securities)


                                   543057-10-3
                                   -----------
                                 (CUSIP Number)


                               Margaret D. Farrell
                            Hinckley, Allen & Snyder
                                1500 Fleet Center
                         Providence, Rhode Island 02903
                                 (401) 274-2000
                           ---------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 13, 1996
                               ------------------
             (Date of Event Which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of rule 13d-1(b)(3) or (4), check the following box. ___.

Check the following box if a fee is being paid with the statement  X .
                                                                  ---


                              CUSIP NO. 543057-10-3
                                Page 1 of 7 Pages

                                 SCHEDULE 13D


       1)    Name of Reporting Person.      Edward P. Grace, III
                                        ----------------------------------------

       2)    Check the appropriate box if a Member of a Group (See Instructions)

       (a)
             -----------------
       (b)
             -----------------

- --------------------------------------------------------------------------------

       3)    SEC Use Only

- --------------------------------------------------------------------------------

       4)    Source of Funds (See Instructions).      Not Applicable
                                                      --------------------------
- --------------------------------------------------------------------------------

       5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
Item 2(d) or 2(e).
                   -------------------------------------------------------------

- --------------------------------------------------------------------------------

       6)    Citizenship or Place of Organization.      United States
                                                        ------------------------
- --------------------------------------------------------------------------------

Number of            (7)    Sole Voting Power            1,482,728(a)
                                                --------------------------------
Shares Bene-         -----------------------------------------------------------

ficially Owned       (8)    Shared Voting Power                  0
                                                 -------------------------------
By Each              -----------------------------------------------------------
                     (9)    Sole Dispositive Power       1,482,728
Reporting                                          -----------------------------
                     -----------------------------------------------------------
Person With          (10)   Shared Dispositive Power             0
                                                     ---------------------------
- --------------------------------------------------------------------------------

       11)    Aggregate Amount Beneficially Owned by Each Reporting Person.
                                                                           -----
                            1,482,728
- --------------------------------------------------------------------------------

       12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions).                      Not Applicable
                    ------------------------------------------------------------

       13)    Percent of Class Represented by Amount in Row 11.      12.72%
                                                                ----------------

       14)    Type of Reporting Person (See Instructions).           IN
                                                             -------------------



- ------------------

(a) Includes 7,499 shares acquirable by Mr. Grace under options exercisable by Mr. Grace as of September 13, 1996.


                              CUSIP NO. 543057-10-3
                                Page 2 of 7 Pages

                                 SCHEDULE 13D

       Item 1.  Security and Issuer.
                -------------------

       This statement relates to the shares of Common Stock, no par value per share (the "Common Stock"), of Longhorn Steaks, Inc., a Georgia corporation ("Longhorn" or the "Issuer"). The address of Longhorn's principal executive office is 8215 Roswell Road, Building 200, Atlanta, Georgia 30350.

       Item 2.  Identity and Background.
                -----------------------

       (a), (b), (c) and (f). This filing is being made by Edward P. Grace, III. Mr. Grace's principal business office address is 1275 Wampanoag Trail, East Providence, Rhode Island 02915. Mr. Grace is Chief Executive Officer and President of Bugaboo Creek Steak House, Inc. ("Bugaboo"), a wholly-owned subsidiary of Longhorn. The principal business address of Mr. Grace and Bugaboo is 1275 Wampanoag Trail, East Providence, Rhode Island 02915. Mr. Grace is a United States citizen.

       (d) and (e). During the last five years, Mr. Grace has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administration body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Item 3.  Source and Amount of Funds or Other Consideration.
                -------------------------------------------------

       Mr. Grace acquired his shares of Longhorn Common Stock on September 13, 1996 pursuant to (i) an Agreement and Plan of Merger dated as of June 14, 1996, as amended on July 29, 1996, (the "Bugaboo Merger Agreement") by and among Bugaboo, Longhorn and Whip Merger Corporation ("WMC"), (ii) the Agreements and Plans of Merger dated as of June 14, 1996, as amended July 29, 1996, (the "WPC Merger Agreements") by and among Longhorn, Whip Pooling Corporation ("WPC"), a wholly-owned subsidiary of Longhorn, and each of Bentley's Restaurant, Inc., Hemenway Sea Foods, Inc., Old Grist Mill Tavern, Inc. and GOS Properties Limited Liability Company (each a "WPC Merger Party"), and a Purchase and Sale Agreement dated as of June 14, 1996, as amended on July 29, 1996, by and among WPC, Mr. Grace and Samuel J. Orr, Jr. (the "Purchase Agreement") relating to the acquisition by WPC of a certain parcel of real property located in Seekonk, Massachusetts (the "WPC Property"). Under the Bugaboo Merger Agreement, WMC was merged into Bugaboo and Bugaboo became a wholly-owned subsidiary of Longhorn; under the WPC Merger Agreements, each of the WPC Merger Parties will merge with and into WPC. The Bugaboo Merger Agreement, WPC Merger Agreements and the Purchase Agreement are collectively referred to herein as the "Merger Agreements" and the transactions contemplated thereby are collectively referred to herein as the "Merger".




                              CUSIP NO. 543057-10-3
                                Page 3 of 7 Pages

                                 SCHEDULE 13D


       Item 4.   Purpose of Transaction.
                 ----------------------

       Mr. Grace acquired beneficial ownership of the 1,482,728 shares of Longhorn Common Stock pursuant to the Merger Agreements described under Item 3.

       Other than acquisition of shares of Longhorn Common Stock pursuant to stock options granted to or to be granted to Mr. Grace, Mr. Grace has no present plan or proposal to make additional purchases of Common Stock or other securities of the Issuer either in the open market or in private transactions. Subject to restrictions imposed by the "Pooling Letter" described in item 6 and by applicable securities laws and regulations, Mr. Grace may (but has not present plan or proposal to) dispose of all or part of his investment, if any, in securities of the Issuer.

       Other than as may be described herein, Mr. Grace has no plans or proposals which relate to or would result in:

              (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

              (2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

              (3) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

              (4) any material change in the present capitalization or dividend policy of the Issuer;

              (5) any other material change in the Issuer's business or corporate structure;

              (6) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

              (7) causing the Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (8) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

              (9) any action similar to any of those enumerated above.



                              CUSIP NO. 543057-10-3
                                Page 4 of 7 Pages

                                 SCHEDULE 13D


       Item 5.  Interest in Securities of the Issuer.
                ------------------------------------
       (a) AMOUNT BENEFICIALLY OWNED. As of September 13, 1996, Mr. Grace beneficially owned 1,482,728(b) shares of a total of 11,654,621(c) shares of Longhorn Common Stock outstanding on such date.

       (b) PERCENT OF CLASS. The shares of Common Stock beneficially owned by Mr. Grace represent 12.72% of the Issuer's outstanding Common Stock.(b)

       (c)    Number of Shares of Common Stock as to which Mr. Grace has:

              (i)   sole power to vote or to direct the vote    1,482,728(b)
                                                             -------------------
              (ii)  shared power to vote or to direct the vote         0
                                                               -----------------
              (iii) sole power to dispose or to direct the disposition of
                    1,482,728(b)
                    ------------
              (iv)  shares power to dispose or to direct the disposition of  0
                                                                            ----

       (d) Mr. Grace has not effected any transaction in the Common Stock during the past 60 days.

       (e)    Not applicable.

       (f)    Not applicable.

       Item 6.   Contracts, Arrangements, Understandings or Relationships with
                 -------------------------------------------------------------
Respect to Securities of the Issuer.
- -----------------------------------

       There are no contracts, arrangements, understandings or relationships between Mr. Grace and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option agreements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer, EXCEPT AS FOLLOWS:

       Under the terms of the Voting Agreement executed between Longhorn and Mr. Grace in connection with the Merger, Longhorn has granted Mr. Grace certain limited demand and "piggy-back" registration rights with respect to the shares acquired by him in connection with the Merger. Under the terms of these registration rights, if Mr. Grace


- ----------------------

(b) The 1,482,728 shares of Common Stock beneficially owned by Mr. Grace include 7,499 shares issuable upon exercise of options granted to Mr. Grace under Bugaboo's 1994 Stock Plan.

(c) Includes 8,467,650 shares outstanding based on the Registration Statement on Form S-4 (SEC No. 333-08053) filed by the Issuer, plus 3,179,122 shares issued pursuant to the Merger plus 7,499 shares acquirable by Mr. Grace under options exercisable by Mr. Grace as of September 13, 1996.



                              CUSIP NO. 543057-10-3
                                Page 5 of 7 Pages

                                 SCHEDULE 13D


ceases to be a director of Longhorn within two years of the effective time of the Merger, (i) Mr. Grace may exercise one demand right to register at least 2% of the then outstanding shares of Longhorn Common Stock, and (ii) Mr. Grace may request "piggy-back" registration in connection with the registration of Longhorn Common Stock, but Longhorn may cancel such registration at any time and Mr. Grace's request is subject to reduction in the number of Mr. Grace's shares to be registered by the managing underwriter of such registration. These rights expire two years after the date of the effective time of the Merger. Longhorn has agreed to maintain the availability of prospectuses under such registration statements for a definitive period of time, and such rights are subject to certain "blackout" periods necessary to (i) protect Longhorn's material non-public information, or (ii) allow Longhorn's own immediately planned offering to continue unaffected.

       Mr. Grace has also executed a letter (the "Pooling Letter") pursuant to which he has agreed not to sell, transfer or otherwise dispose of his interests in, or reduce his risk relative to, the shares of Longhorn Common Stock received in the Merger, until such time as Longhorn notifies him that the requirements of SEC Accounting Series Release Nos. 130 and 135 (relating to the ability of the Issuer to account for the transactions contemplated by the Merger Agreement under the "pooling-of-interest" method) have been met.

       Mr. Grace serves as a director of the Issuer, and as a director and officer of the Issuer, participates in certain of the Issuer's stock option plans and may receive grants of stock options in accordance with such plans from time to time.

       Item 7.  Material to be Filed as Exhibits.
                --------------------------------

       None.




                              CUSIP NO. 543057-10-3
                                Page 6 of 7 Pages

                                 SCHEDULE 13D


                                   SIGNATURES
                                   ----------


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                /s/ Edward P. Grace, III
                                                --------------------------------
                                                Edward P. Grace III


Dated:  September 23, 1996




                              CUSIP NO. 543057-10-3
                                Page 7 of 7 Pages